December 19, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Russell Mancuso

RE:	OraSure Technologies, Inc.

Amendment No. 2 to

Registration Statement on Form S-3

Filed on December 17, 2012

File No. 333-184190

Ladies and Gentlemen:

On December 17, 2012, OraSure Technologies, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to its Registration Statement on Form S-3 (as amended, the “Registration Statement”). As discussed with Mr. Russell Mancuso today, we hereby supplementally respond to certain comments raised by the staff (the “Staff”) of the Commission in the letter dated December 11, 2012 from Mr. Mancuso to Mr. Douglas A. Michels, on behalf of the Company. For your convenience, the relevant Staff comments are included in this letter and are followed by the applicable supplemental response. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement.

Exhibit 5.1

2.	Refer to your response to our prior comment 3. Please tell us what law governs the rights. In this regard, we note that this exhibit does not address Delaware contract law.

Response:

In response to the Staff’s comment 2, the Company, in its letter to the Staff dated December 17, 2012, previously confirmed for the Staff that Delaware law would govern the rights. On behalf of the Company, Dechert LLP respectfully wishes to further clarify for the Staff that the rights would be issued in accordance with Section 157 of the General Corporation Law of the State of Delaware, which provides that the terms upon which any securities may be acquired from a corporation upon the exercise of rights shall be such “as shall be stated in the certificate of incorporation, or in a resolution adopted by the board of directors … and …be set forth in or incorporated by reference in the instrument or instruments evidencing such rights.” Moreover, the Company contemplates that the rights would be issued pursuant to subscription certificates distributed as a scrip dividend and would not be issued pursuant

United States Securities and Exchange Commission

December 19, 2012

to a rights agreement or other contract. Therefore, Dechert LLP respectfully submits that the appropriate law for purposes of its opinion relating to the rights is the General Corporation Law of the State of Delaware, which law is appropriately covered in its opinion filed as Exhibit 5.1 to the Registration Statement. Additionally, as the Company has previously confirmed for the Staff for purposes of Dechert LLP’s legal opinion, the General Corporation Law of the State of Delaware includes “all applicable Delaware statutory provisions and reported judicial decisions interpreting those laws.” Dechert LLP further advises the Staff that it has previously addressed the issue raised in comment 2 above with the Staff in connection with similar comments received by another Registrant and has resolved such issue in this manner to the Staff’s satisfaction.

As discussed with Mr. Mancuso, Dechert LLP respectfully further advises the Staff that it is contemplated that the warrants and units would be issued pursuant to an applicable valid and binding warrant or unit agreement, neither of which is currently filed as an exhibit to the Registration Statement, and that clause (xiii) of its legal opinion has assumed that “each agreement or contract referred to herein but not filed as an exhibit to the Registration Statement as of the date hereof shall be governed by the laws of the State of New York.” Accordingly, the appropriate law for purposes of the opinions relating to warrants or units is the law of the State of New York, which law is also appropriately covered in Dechert LLP’s legal opinion.

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If you have any questions, please feel free to contact the undersigned at 609.955.3211. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Ella DeTrizio

Ella DeTrizio

cc:	Douglas A. Michels, President and Chief Executive Officer, OraSure Technologies, Inc.

Jack E. Jerrett, Senior Vice President, General Counsel and Secretary, OraSure Technologies, Inc.